EXHIBIT 2.2

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
X
Chapter 11

In re:
Case Nos.
METROMEDIA FIBER NETWORK, INC., et al., Debtors.	02-22736 (ASH) through 02-22742 (ASH); 02-22744 (ASH) through 02-22746 (ASH); 02-22749 (ASH); 02- 22751 (ASH) through 02-22754 (ASH) (Jointly Administered)
X

PLAN SUPPLEMENT

Pursuant to Article XIV.L of the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc. et al. (the “Plan”), the Debtors file this Plan Supplement consisting of the following documents:

Exhibit A.	Amendments to the Plan;

Exhibit B.	Summary of Corporate Reorganization of Debtors;

Exhibit C.	Proposed Officers of Reorganized MFN;

Exhibit D.	Proposed Directors of Reorganized MFN;

Exhibit E:	Management Incentive Plan of Reorganized MFN;

Exhibit F:	Amended and Restated Certificate of Incorporation of Reorganized MFN;

Exhibit G:	Amended and Restated Bylaws of Reorganized MFN;

Exhibit H:	The Litigation Trust;

Exhibit I:	The Standstill Agreement with the Kluge Trust and the Kluge Insiders; and

Exhibit J:	The Agreement with Fiber, LLC.

The Debtors reserve the right to modify or amend each exhibit to this Plan Supplement and each annex thereto, as necessary either before or after confirmation of the Plan.

Dated:	New York, New York	KRONISH LIEB WEINER & HELLMAN LLP
	August 14, 2003		1114 Avenue of the Americas
New York, New York 10036
(212) 479-6000

		By:	/s/ Lawrence C. Gottlieb
Lawrence C. Gottlieb (LG 2565)

Counsel for the Debtors and Debtors in Possession

2

Exhibit A

Amendments to the Plan

1.                                       Article I.A. Section 1.146 of the Plan shall be amended and restated in its entirety as follows:

1.146  “Net Avoidance Proceeds” means all amounts net of costs, including reasonable counsel fees and expenses, recovered by the by the Debtors or the Reorganized Entities through the litigation or settlement of avoidance claims and other Causes of Action arising under Chapter 5 of the Bankruptcy Code, but not including any amounts recovered by the Debtors or the Reorganized Entities as a result of an action brought by the Litigation Trust.

2.                                       Article XIV.G of the Plan shall be amended to add after the third paragraph and before the fourth paragraph the following paragraph:

The foregoing release as to any Person shall be contingent on such Person being released cooperating with the Litigation Trust with regards to the provision of information as set forth in the trust agreement establishing the Litigation Trust.  In the event any Person being released under this Article XIV.G of the Plan declines to accept the sections of the Litigation Trust concerning the provision of information or does not comply with the Litigation Trust in accordance with such sections or an arbitrator’s ruling on any dispute arising under such sections, that Person’s release shall be null and void.

3.                                       Article XIV.S of the Plan shall be amended and restated in its entirety as follows:

S.                                      Litigation Trust

The Debtors, in consultation with the Committee, shall create a litigation trust (the “Litigation Trust”).  The Litigation Trust shall be created pursuant to a trust agreement, which trust agreement shall (a) effect the absolute and irrevocable assignment by the Debtors and their estates and the Committee, to the trustee and to his or her successors or assigns all right, title and interest of the Debtors in and to (i) the Upstream Guarantee Litigation, (ii) claims against Citigroup, Inc. and its affiliates, (iii) claims against Stephan A. Garofalo, and (iv) any claims the Debtor may have against any Person relating to the allegations set forth in the proceedings styled State of New York and Eliot Spitzer v. Philip F. Anschutz, et al., filed September 30, 2002 (http://news.findlaw.com/hdocs/docs/worldcom/nyanschultz93002cmp.pdf) and Securities and Exchange Commission v. Citigroup Global Markets Inc. f/k/a Salomon Smith Barney Inc., filed April 28, 2003  (http://www.sec.gov/litigation/complaints/comp18111.htm), (b) establish the Reorganized Entities as the beneficiary of the Litigation Trust, and (c) be on such other terms, including terms relating to cooperation with the Litigation Trust for Persons receiving releases pursuant to this Plan, as the Committee, the

Debtors, the Kluge Trust, and the Kluge Insiders shall agree on or about July 13, 2003.  The trust agreement shall be filed prior to the Confirmation Date with the Plan Supplement.

4.                                       The treatment of the Class 1(a) Citicorp and Merrill Lynch Parties Secured Claim shall be amended as set forth below.  Accordingly the Section of Article IV of the Plan concerning the treatment of the holders of the Class 1(a) Claims is amended and restated in its entirety to incorporate the terms and conditions set forth below.

AboveNet Senior Secured Notes

Summary of Principal Terms

This is the final version of the Term Sheet agreed between the Debtors, the Noteholders and the Official Creditors’ Committee.  This Term Sheet is intended to be binding and enforceable in accordance with its terms as more particularly described in, and subject to the conditions set forth in, the “Implementation” section below, including entry of the Chapter 11 Plan Confirmation Order and the Plan becoming effective.

Issuer	AboveNet, Inc. (“AboveNet” or the “Company”).

Guarantors	All domestic wholly-owned Subsidiaries of AboveNet (the “Subsidiaries” or the “Guarantors”).

Holders

Citicorp USA, Inc.; Merrill Lynch Global Allocation Fund, Inc.; Merrill Lynch Equity/Convertible Series Global Allocation Portfolio; Merrill Lynch Variable Series Funds, Inc.; and Merrill Lynch Series Fund, Inc. (as comprised from time to time, and including Merrill Lynch Investment Managers as investment advisor for the various Merrill Lynch funds, the “Noteholders”).

Agents

Collateral Agent to be determined (the “Collateral Agent”).  At any time there are more than 10 Noteholders, the Company may, at its option and expense, retain for informational and noticing purposes an administrative agent (the “Administrative Agent”) reasonably acceptable to the Noteholders at the time.

Principal Amount	$78,435,213.80 subject to the Cash Distribution as provided herein.

Interest Rate

Payable quarterly in arrears on March 31, June 30, September 30 and December 31 (365/360).  The opening interest rate shall be 11.0%.  The interest rate shall be adjusted, downward or upward, as the case may be, in accordance with the following grid, with the adjustment to be effective as of the 1st day of the next succeeding quarterly interest period:

	When the Consolidated Debt Coverage Ratio(1) Is:	Applicable Interest Rate

	6.0x or higher	11.0%
	Between 5.0x and 5.99x	9.0%
	Between 4.0x and 4.99x	7.0%
	3.99x or lower	6.0%

Maturity	September 30, 2008.

Amortization	$2 million quarterly sinking fund payments starting December 31, 2005, with the balance due at maturity.

Cash Distribution

Within 30 days of receipt of the Rights Offering proceeds, an amount equal to 18% of such proceeds, but in no event greater than the aggregate amount necessary to reduce the Principal Amount outstanding to $70 million.

Mandatory Prepayments

Asset Sales: 75% of net cash proceeds of all asset sales above $3 million, payable on the 30th day following consummation of such sale.  The Note Agreement to be negotiated will include an “ordinary course” exception for specified types of arm’s-length sales for fair value, provided the Noteholders’ liens attach to any non-cash proceeds of such sales.

	Subsequent Financings: 75% of the net proceeds received from the issuance of any debt securities by the Company or any Guarantor, payable within 30 days of such financing.

Casualty: 100% of the net available proceeds of any casualty insurance received, except to the extent the proceeds thereof are promptly used to repair or reinvest in the equipment that was the subject of such casualty.

MFN Germany Note: 100% of the cash proceeds received from the MFN Germany Note upon receipt thereof, payable two-thirds to the Noteholders and one-third to Lucent (or a subsequent holder of Lucent’s claim) on a pro rata basis.

	Application: All mandatory prepayments applied in inverse order of maturity.

	Other: All amortization and mandatory prepayments to be accompanied by accrued interest on the amount being amortized or

(1) This is the same ratio used to determine compliance with the “Consolidated Debt Coverage” covenant below.

prepaid but shall be without premium or penalty.

Security

The Notes will be secured by all of the assets of the Company and each of the domestic Guarantors as of the Closing Date (including the stock of first-tier foreign subsidiaries, subject to the customary exception for dormant entities with no or de minimis assets), and all domestic assets acquired subsequent to that date; all domestic deposit and other accounts to be with the Collateral Agent or with one of the Noteholders, except that the security interests in the capital stock of the first-tier foreign subsidiaries shall be limited to 65% of such capital stock.

Optional Prepayment

The Notes may be prepaid, in part or in full, at any time without premium or penalty.  Optional prepayments shall be in multiples of $1,000,000 and shall be accompanied by accrued interest on the amount being prepaid.

Affirmative Covenants

Compliance with Law: The Company will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, environmental laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Insurance: The Company will and will cause each of its Subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Maintenance of Properties: The Company will and will cause each of its Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this requirement shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Payment of Taxes and Claims: The Company will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such tax or assessment or claims if the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary.

Corporate Existence, etc.: The Company will at all times preserve and keep in full force and effect its corporate existence and will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Company or a Subsidiary) and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, have a Material Adverse Effect.

Line of Business: The Company will not, and will not permit any of its Subsidiaries to, engage to any substantial extent in any business other than the businesses in which the Company and its Subsidiaries are generally engaged on the date of this Agreement.

Inspection: The Company shall permit (a) the representatives of each Noteholder or (b) if the Company has appointed an Administrative Agent under the circumstances described above, the representatives of each Noteholder holding at least 15% in principal amount outstanding of the Notes (and counting all affiliated Noteholders as a single Noteholder for this purpose):

(a) No Default – if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) Default – if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company or any Subsidiary, and to examine their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), at such times and as often as may reasonably be requested.

Financial Reporting

Quarterly Statements: Within 60 days after the end of each of the first three fiscal quarters starting in 2004, the Company will provide to each Noteholder or, if the Company has appointed an Administrative Agent under the circumstances described above, to the Administrative Agent (the Noteholders or the Administrative Agent, as the case may be, the “Recipients”) financial statements prepared on a consolidated basis in accordance with GAAP, certified by the Chief Financial Officer, and accompanied by covenant compliance calculations, a calculation of the Consolidated Debt Coverage Ratio and a representation by the Chief Financial Officer that, to the best of his or her knowledge after due inquiry, no Default or Event of Default has occurred or is continuing.  Such financial statements, certifications and representations shall be provided with the understanding that, while prepared and made in good faith, they are preliminary and subject to change based upon the completion of audited financial results, the completion of the SEC investigation and fresh start accounting adjustments.  With respect to any fiscal year (including 2003) as to which the Company is unable timely to provide audited financial statements due to the continuing pendency of the SEC investigation as discussed below, the Company shall also be required to provide quarterly financial statements in accordance with this paragraph for the fourth quarter of such year.

Annual Statements: Within 90 days after the end of each fiscal year, the Company will provide to each Recipient financial statements prepared on a consolidated basis in accordance with GAAP, certified by a nationally recognized firm of certified public accountants and delivered with an unqualified opinion  The financial statements in addition will be certified by the Chief Financial Officer to the best of his or her knowledge after due inquiry, and be accompanied by covenant compliance calculations and a representation by the Chief Financial Officer that, to the best of his or her knowledge after due inquiry, no Default or Event of Default has occurred or is continuing.

Effect of SEC Investigation: The Company is currently the subject of an SEC investigation.  If the Company is unable timely to obtain an unqualified audit opinion solely as a result of the continuing pendency of such investigation, then the Company shall not be required to deliver audited annual financial statements as to each relevant fiscal year until 90 days after such investigation has been concluded.

SEC Filings: Within 30 days of any filing, deliver to each Recipient copies of all filings made to the Securities and Exchange Commission.

Restrictive Covenants

No Merger, Consolidation: The Company shall not consolidate with or merge with any other corporation or convey, transfer or lease substantially all of its assets in a single transaction or series of transactions to any Person, except to the extent that (i) the Company is the surviving corporation of such merger or consolidation, (ii) the surviving corporation expressly assumes all of the obligations in respect of the Notes and is not in default thereunder, and (iii) the Company has obtained the consent of the Noteholders.

Minimum Cash Balance: The Company shall at all times maintain an unrestricted cash balance of not less than the relevant amount indicated below:

Principal Amount Outstanding	Minimum Unrestricted Cash

$ 60,000,000 or higher	$35,000,000
Between $50,000,000 and $59,999,999	$32,500,000
Between $30,000,000 and $49,999,999	$30,000,000
Below $30,000,000	Same as principal amount outstanding at the time

Liens: The Company and the Guarantors shall not create, incur, assume or permit to exist any lien on any property or assets except the liens created to secure the Notes, other than customary exceptions and carve-outs.

The ratios in the following two covenants are intended to provide an approximately 30% EBITDA cushion for Q3 04 through Q4 05 and a 25% EBITDA cushion thereafter, in each case compared to the EBITDA projections in the June 2003 business plan.  The parties agree to work in good faith to develop ratios consistent with the foregoing, subject to capping the Fixed Charge Coverage Ratio at 2.0x and flooring the Consolidated Debt Coverage Ratio at 3.0x.

Fixed Charge Coverage: The Company will not permit the Fixed Charge Coverage Ratio at the end of any fiscal quarter during any period specified below to be less than the ratio set forth opposite such period:

9/30/04 – 12/31/04	x
1/1/05 – 6/30/05	x
7/1/05 – 12/31/05	x
1/1/06 – 6/30/06	x
7/1/06 – 12/31/06	x
1/1/07 – 6/30/07	x
7/1/07 – 12/31/07	x
1/1/08 – 6/30/08	x

For the purposes of this calculation, the Fixed Charge Coverage Ratio shall be EBITDA(2) minus CapEx(3) divided by Interest Expense, all for the trailing 12 months being tested.

Consolidated Debt Coverage: The Company will not at any time permit Consolidated Debt Coverage Ratio during any period specified below to exceed the ratio set forth opposite such period:

(2) This and all covenant calculations in this Term Sheet shall exclude (i) deferred revenue, (ii) European operations, and (iii) no more than $2.5 million per year in incentive payments to employees in accordance with an employee incentive plan and/or employment contracts approved by the new board of directors.

(3) Since cumulative EBITDA less CapEx is negative or close to zero in the June 2003 plan until Q4 04, CapEx is to be excluded in calculating the Fixed Charge Coverage Ratio for Q3 04 and Q4 04.

9/30/04 – 12/31/04	x
1/1/05 – 6/30/05	x
7/1/05 – 12/31/05	x
1/1/06 – 6/30/06	x
7/1/06 – 12/31/06	x
1/1/07 – 6/30/07	x
7/1/07 – 12/31/07	x
1/1/08 – 6/30/08	x

For the purposes of this calculation, the Consolidated Debt Coverage Ratio shall be Consolidated Debt divided by the last twelve months EBITDA.

Restricted Payments and Restricted Investments: The Company will not, and will not permit any of its Subsidiaries to, declare or make, or incur any liability to declare or make, any Restricted Payment or Restricted Investment (as customarily defined and subject to customary exceptions).  As an additional exception, the Company shall be permitted to make payments for employment contract stock repurchases of up to (i) $750 thousand in fiscal year 2004, (ii) $750 thousand in fiscal year 2005 plus any unutilized portion of the 2004 allowance, and (iii) $750 thousand per fiscal year thereafter.

Additional Debt: The Company shall not incur any Senior Debt other than the Notes and any Senior Debt issued pursuant to the Chapter 11 Plan.  The Company shall not incur any Subordinated Debt other than Subordinated Debt issued pursuant to the Chapter 11 Plan unless, after taking into account the Mandatory Prepayment from Subsequent Financings, the pro forma Fixed Charge Coverage Ratio on total debt is greater than 0.75x and the pro forma Fixed Charge Coverage Ratio on the Notes is greater than 1.0x.

Sale-and-Leaseback: The Company will not, and will not permit any Subsidiary to, enter into any Sale-and-Leaseback Transaction involving a notional principal amount greater than $1 million.

Change of Control: The Company will, within 5 Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control or Control Event, give written notice of such Change in Control or Control Event to each Recipient.  If a Change in Control has occurred, such notice shall contain and constitute an offer to each Noteholder to prepay all, but not less than all, of such Noteholder’s Notes at par.

Events of Default	Default in payment of interest under the Notes, not cured within five business days.

Default in the payment when due of any principal under the Notes.

Failure to make any payment in respect of any other indebtedness of the Company or any Guarantor having a principal amount in excess of $3 million, subject to applicable cure provisions.

Filing of Voluntary Bankruptcy, or 60 days after filing of Involuntary Bankruptcy unless dismissed as of such 60th day.

Final judgments in excess of $5 million.

The breach of any covenant not cured within 30 days of the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note.

Notwithstanding the foregoing covenant breach provision; the Company at its option can cure the covenant defaults identified in Parts 1 and 2 below by making the principal prepayment indicated (together with accrued interest on the amount being prepaid) within such 30-day period, in which event the default(s) shall automatically be deemed to have been cured and no Event of Default shall occur.

Part 1

Covenant Breach	Cure Payment

Fixed Charge Coverage Ratio for quarter ended 9/30/04 or for quarter ended 12/31/04 is less than x but equal to or greater than x	$2,500,000

Fixed Charge Coverage Ratio for quarter ended 9/30/04 or for quarter ended 12/31/04 is less than x but equal to or greater than x	$5,000,000

Consolidated Debt Coverage Ratio for quarter ended 9/30/04 or for quarter ended 12/31/04 is greater than x but equal to or less than x	$2,500,000

Consolidated Debt Coverage Ratio for quarter ended 9/30/04 or for quarter ended 12/31/04 is greater than x but equal to or less than x	$5,000,000

The ratios in the foregoing scenarios are intended to provide an EBITDA cushion of between 30% and 35% in order to trigger the $2,500,000 cure payment and an EBITDA cushion of between 35% and 40% to trigger the $5,000,000 cure payment; in all cases compared to the projections in the June 2003 business plan.  The parties agree to work in good faith to develop ratios consistent with the foregoing.

Provided further, that if both covenants are breached as to the same quarter, only one cure payment to be made for such quarter without double counting (i.e., either $2,500,000 or $5,000,000 total for that quarter); if one cure payment amount is $2,500,000 and the other is $5,000,000, then the higher cure payment amount shall control; if either or both covenants are breached as to more than one quarter, then the relevant cure payment must be made with respect to each relevant quarter.

Part 2

Covenant Breach	Cure Payment

Fixed Charge Coverage Ratio for any quarter ending after 12/31/04

An amount such that, on a pro forma basis assuming that such amount had been paid exactly one year earlier than the last day of the quarter being tested, the Fixed Charge Coverage Ratio as of such last day would have been in covenant compliance

Consolidated Debt Coverage Ratio for any quarter ending after 12/31/04
An amount such that the Consolidated Debt Coverage Ratio as of the last day of the quarter being tested would be in covenant compliance

Voting

Noteholder covenant consents and waivers, document amendments, etc. to be by two-thirds in principal amount outstanding, subject to usual exceptions requiring 100% consent, including proposed changes to coupon, amortization, maturity, priority, etc.

Documents	Note Agreement, Note and Security Documents to be in usual and customary form for non-investment grade, non-public medium term secured notes sold to institutional investors.

Mutual Releases

Mutual general releases involving MFN and Subsidiaries, Noteholders and Committee as to all asserted and potential claims and causes of action including, without limitation, the Committee’s upstream guaranty litigation against the Noteholders named herein, but expressly excluding the causes of action against Citicorp USA, Inc. and Citigroup Global Markets, Inc. described in the Committee’s amended motion to commence litigation relating to equitable subordination dated August 5, 2003, including the proposed complaint attached thereto (“the Equitable Subordination Litigation”).  For the avoidance of doubt, nothing contained herein shall be construed to limit or otherwise impair in any way any right of MFN and Subsidiaries and the Committee to commence litigation against any persons other than the Noteholders named herein, including against Citigroup, Inc., Citigroup Global Markets, Inc. (formerly known as Salomon Smith Barney, Inc.) or their officers, directors, employees, representatives and professionals, including Jack Grubman or any right of any such persons to oppose any such right on any basis other than the existence of these mutual releases.  The foregoing releases shall expressly not release (a) any person (other than the Noteholders named herein or their current officers, directors, employees, representatives and professionals solely in their capacities as to the Noteholders) who may be deemed jointly and severally liable, culpable or responsible (in either case in whole or in part) with any person released hereunder, or (b) any person (other than the Noteholders named herein or their current officers, directors, employees, representatives and professionals solely in their capacities as to the Noteholders) who has a contribution or surety obligation with or to the Noteholders, whether by contract, law or in equity, but without prejudice to the rights of any such person to assert that they have been released by any other reason other than the existence of these mutual releases.  The foregoing is not intended to release the officers, directors, employees, representatives and professionals of the Noteholders named herein in their capacity, if any, as officers, directors, employees, representatives and professionals of persons other than the Noteholders.

Implementation

The Company to amend Plan to reflect this agreement; Noteholders to seek authority to change their vote and, in any event, Noteholders to support the Plan as amended. The Noteholders will not object to the Second Amended Plan currently on file, as amended to reflect this Term Sheet, but reserve their right to object to any further material amendments thereto.  Plan confirmation order to acknowledge change of Noteholders’ vote, approve the settlement embodied in this Term Sheet, and require parties to work in good faith as promptly as practicable to finalize and execute documentation and take all necessary steps to perfect liens, etc., with right to come back to Bankruptcy Court in the event of dispute.  Confirmation order to provide further that, automatically upon (and subject to) the Plan becoming effective, pending completion and execution of documentation and perfection of liens, (i) this Term Sheet shall be deemed binding and in full force and effect in accordance with its terms and (ii) the liens securing the Notes as described herein shall be deemed granted and fully perfected and enforceable under applicable federal and state law, provided, however, that nothing herein shall be deemed to limit in any way the Bankruptcy Court’s authority in the Equitable Subordination Litigation (i) to grant relief to the Committee and/or the Litigation Trust that affects the Note issued under the Plan to Citicorp USA, Inc. or the liens securing such Note (but not the Notes issued to any other Noteholder named herein or the liens securing such Notes) or (ii) to grant relief to Citicorp USA, Inc. and/or Citigroup Global Markets, Inc. against the Committee, the Litigation Trust or MFN and the Subsidiaries in connection with the Equitable Subordination Action.

Fees and Expenses

The Company and the Committee will not object to the fees and expenses of the Noteholders’ professionals and experts incurred to date and to be incurred in documenting and implementing this transaction, and the Company to continue to pay same in the ordinary course of business.  The Noteholders will not object to the fees and expenses of the Company’s or the Committee’s professionals and experts and will not object to the post-confirmation funding of the Litigation Trust described in the Plan, including the use of funds in the trust to pay for pre-confirmation fees and expenses, it being recognized that any funds in the Litigation Trust shall constitute restricted cash for the purposes of the Minimum Cash Balance covenant.

Exhibit B

Corporate Reorganization of Debtors

The Debtors plans for its corporate reorganization mergers and name changes have not been altered since the Plan was filed.  A copy of the form of merger agreement to be used by the Debtors is attached as Annex B-1 to this Exhibit B.  The form or merger agreement will be changed as necessary to conform to the requirements of the states in which each subsidiary is incorporated.

Mergers

Entity	Merged Into
Metromedia Fiber Network of Illinois, Inc.	Metromedia Fiber Network Services, Inc.
Metromedia Fiber Network of New Jersey, Inc.	Metromedia Fiber Network Services, Inc.
AboveNet Communications, Inc.	Metromedia Fiber Network Services, Inc.
SiteSmith, Inc.	Metromedia Fiber Network Services, Inc.
MFN Fiber Inc.	Metromedia Fiber Network Services, Inc.
MFN Government Services, Inc.	Metromedia Fiber Network Services, Inc.
MFN Japan Backhaul, Inc.	Metromedia Fiber Network Services, Inc.

Changes of Names

Old Name	New Name
Metromedia Fiber Network, Inc.	AboveNet, Inc.
Metromedia Fiber Network Services, Inc.	AboveNet Communications, Inc.
MFN of Utah, L.L.C.	AboveNet of Utah, L.L.C.
MFN of VA, L.L.C.	AboveNet of VA, L.L.C.
Metromedia Fiber Network International, Inc.	AboveNet International, Inc.
MFN Purchasing, Inc.	AboveNet Purchasing, Inc.

B-1